Exhibit 99.96

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Inc. Has Applied to List its Common Shares on Nasdaq,
Announces Reverse Stock Split

Halifax, Nova Scotia; May 3, 2018 – Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) (TSX: IMV; OTCQX: IMMVF), a clinical stage immunotherapy company, announced today that it has applied to list its common shares on the Nasdaq Stock Market LLC ( “Nasdaq”). In connection with the planned U.S. listing, and as previously authorized by its shareholders, the Corporation is implementing a consolidation of its outstanding common shares, and changing the Corporation name to IMV Inc.

"In an effort to deliver value to our shareholders and partners, our Company has made remarkable progress in positioning and validating our unique value proposition in immuno-oncology,” said Frederic Ors, Immunovaccine's Chief Executive Officer. “On June 3 at the 2018 American Society of Clinical Oncology (ASCO) Annual Meeting, we will present new data from our ongoing Phase 1b/2 advanced ovarian cancer study in collaboration with Incyte. This year, we also plan to publish data from two additional oncology clinical studies (with our partner Merck), to expand our immuno-oncology clinical program, and to continue to leverage the novel aspects of our technology and the potential of our clinical candidates.The steady flow, and potential significance, of these upcoming milestones indicate to us that it is the right time for our Corporation to apply for a Nasdaq listing".

The Corporation's board of directors has determined that the consolidation will be done on the basis of one new common share for every 3.2 currently outstanding common shares. The consolidation has taken effect on May 2, 2018, and the Corporation's common shares are expected to commence trading on the Toronto Stock Exchange under the name IMV Inc. on a post-consolidation basis beginning at the open of markets on May 10, 2018. There are currently 137,383,353 common shares issued and outstanding, and it is expected that there will be 42,932,315 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of common shares.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation common shares for replacement certificates or direct registration advice representing their post-consolidation common shares. Until surrendered for exchange, following the effective date of the consolidation, each share certificate formerly representing pre-consolidation common shares will be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Holders of common shares of the Corporation who hold uncertificated common shares (that is common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Corporation's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation common shares for post-consolidation common shares.

Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Corporation for registered shareholders. If you hold your common shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

The Corporation currently anticipates that, subject to the receipt of all required approvals, its common shares would begin trading on the Nasdaq before the end of Q2 2018. The listing of the Corporation's common shares on the Nasdaq listing remains subject to the approval of that exchange and the satisfaction of all applicable listing requirements

Concurrently with the consolidation and as previously authorized by its shareholders, the Corporation has changed its name from “Immunovaccine Inc.” to “IMV Inc.” This change has been implemented in an effort to ensure that its corporate denomination does not convey any ambiguities as to the nature of the activities and technologies of the Corporation, which are not limited to vaccines.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. Immunovaccine’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. Immunovaccine is currently conducting three Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable Canadian and U.S. securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements in this press release include, without limitation, statements regarding a potential listing on the Nasdaq and the consolidation of the Corporation’s common shares. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the matters discussed under “Risk Factors and Uncertainties” in Immunovaccine’s Annual Information Form filed on March 20, 2018. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com